Exhibit 23.2
Consent of Lee Keeling and Associates, Inc.
We hereby consent to the use of the name Lee Keeling and Associates, Inc., to references to Lee Keeling and Associates, Inc. as independent petroleum engineers, and to the inclusion of information taken from our “Appraisal Report as of December 31, 2008 on Certain Properties owned by Rio Vista Energy Partners L.P.” in the sections “Business and Properties – Oklahoma Assets – Drilling Activity,” “Business and Properties — Oil and Gas Data — Proved Reserves,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Notes to Consolidated Financial Statements — Use of Estimates,” and “Notes to Consolidated Financial Statements — Supplementary Oil and Gas Data (Unaudited)” of the Penn Octane Corporation Annual Report on Form 10-K for the year ended December 31, 2008.

/s/ Lee Keeling and Associates, Inc.
Tulsa, Oklahoma
April 14, 2009